UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1177 Avenue of the Americas
5th Floor New York, NY 10036
646-694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unregistered Sales of Equity Securities.

On May 15, 2024, Wins Finance Holdings Inc. (the “Company”) entered into a share subscription agreement (the “Agreement”) with Jude Gongsheng International Medical Investment Management （Beijing） LLC. (聚德共生国际医疗投资管理（北京）有限公司), a China company (“Investor 1”), and Mr. Renhui Mu (“Investor 2”) (“Investor 1” and “Investor 2” together are collectively called the “Investors”). Pursuant to the Agreement, the Investors agreed to purchase 76,100,000 ordinary shares of the company for an aggregate purchase price of $7,610,000. The parties will close on the first tranche of $300,000 within 20 working days after the date of the Agreement, and the remainder will close on or before September 30, 2024.

Pursuant to the Agreement, the number of members of the Board of Directors will be 5, with Renhui Mu, currently a member of the Board of Directors and the Company’s Chief Executive Officer remaining a member. Investor 1 shall appoint three members of the Board of Directors, and may suggest changes to the Board of Directors from time to time, as specified in the Agreement.

Exhibits

Number	Description
4.1	Share Subscription Agreement among the Company, Jude Gongsheng International Medical Investment Management, and Mr. Renhui Mu, dated May 16, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 17, 2024

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer